UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                            AVOLON HOLDINGS LIMITED
-------------------------------------------------------------------------------
                                (Name of Issuer)



                  Common Shares, par value $0.000004 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    G52237107
                  --------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2015
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP No. G52237107                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman  Sachs Asset Management, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,193,160*
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,193,160*

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           1,193,160*


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           1.4 %**


------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------
*The information provided in this Amendment No. 1 to Schedule 13G (including the
 Exhibits), other than Item 5, is provided as of December 31, 2015. As a result of the merger of Avolon Holdings Limited (the "Issuer") with a subsidiary of Bohai Leasing, as reported on a Form 6-K filed by the Issuer on January 8, 2016, the Issuer became a wholly-owned, indirect subsidiary of Bohai Leasing and the Common Shares reported herein were converted into the right to receive cash.

**Based on 82,428,607 shares of Common Shares outstanding as of September 1, 2015,as provided in Section 3.03 of the Merger Agreement among Bohai
 Leasing Co.,Ltd., Mariner Acquisition Ltd. and the Issuer, dated as of September 3, 2015, filed by the Issuer as Exhibit 99.1 to the Form 6-K filed on September 4, 2015.

Item 1(a).         Name of Issuer:
                   AVOLON HOLDINGS LIMITED

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   The Oval, Building 1
                   Shelbourne Road
                   Ballsbridge, Dublin 4
                   Ireland



Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT, L.P.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management, L.P.
                   200 West Street
                   New York, NY  10282

Item 2(c).         Citizenship:
                   Delaware


Item 2(d).         Title of Class of Securities:
                   Common Shares, par value $0.000004 per share

Item 2(e).         CUSIP Number:
                   G52237107

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[  ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f).[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


	  (j).[  ]  A non-U.S.institution in accordance with
                     Rule 13d-1(b)(1)(ii)(J);

          (k).[_] A group, provided that all the members are persons specified with Rule 13d-1(b)(1)(ii)(A) through (J).

	   If filing as a non-US institution in accordance with Rule 13d-1(b)
           (1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                   If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

                   As a result of the merger of the Issuer with a subsidiary of Bohai Leasing, as reported on a Form 6-K filed by the Issuer on January 8, 2016, the Issuer became a wholly-owned, indirect subsidiary of Bohai Leasing and the Common Shares reported herein were converted into the right to receive cash. Therefore, on the date hereof, the Reporting Person does not own any shares of the Issuer's Common Shares.


Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Investment funds for which the Reporting Person or an affiliate act as investment manager (and which are identified on Exhibit 99.1) are the record owners of the Common Shares reported herein.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit (99.1)

Item 8.            Identification and Classification of Members of the Group.
                             See Exhibit (99.2)

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                             Not Applicable


--------------------------

*In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2016

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/  Jeremy  Kahn
              ----------------------------------------
             Name:   Jeremy  Kahn
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Item 7 Information
  99.2          Item 8 Information
  99.3          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.

                             ITEM 7 INFORMATION                EXHIBIT (99.1)

The securities being reported on by GOLDMAN SACHS ASSET MANAGEMENT, L.P. ("GSAM"), as control person, are held by PEG Avolon Holding ("PEG", holder of 995,845 Common Shares which represents approximately 1.2% of the Issuer's outstanding Common Shares), Private Equity Partners IX Direct Investment Fund, L.P. ("PEP IX", holder of 73,223 Common Shares which represents approximately 0.1% of the Issuer's outstanding Common Shares) and Private Equity Partners X Direct, L.P. ("PEP IX", holder of 123,264 Common Shares which represents approximately 0.1% of the Issuer's outstanding Common Shares and Goldman Sachs GIVI Europe Equity Portfolio ("GS Europe", holder of 828 Common Shares, which represents less than 0.01% of the Issuer's outstanding Common Shares).

GSAM or an affiliate of GSAM is the investment manager of PEG, PEP IX, PEP X and GS Europe and has all investment and dispositive power over the shares held of record by such entities.

                            ITEM 8 INFORMATION                EXHIBIT (99.2)


The information provided below in this Item 8 is provided as of December 31, 2015. As a result of the merger of Avolon Holdings Limited (the "Issuer") with a subsidiary of Bohai Leasing, as reported on a Form 6-K filed by the Issuer on January 8, 2016, the Issuer became a wholly-owned, indirect subsidiary of Bohai Leasing, the Common Shares reported herein were converted into the right to receive cash and the Shareholders Agreement described below terminated.

Each of PEG Avolon Holdings, Private Equity Partners IX Direct Investment
Fund, L.P. and Private Equity Partners X Direct, L.P.(collectively, the
"GSAM Funds") is a party to a Shareholders' Agreement of Avolon Holdings Limited (the "Shareholders Agreement")by and among the Issuer, AAIL
Holdings S.A r.l. (a shareholder of the Issuer that is owned by funds affiliated with CVC Capital Partners SICAV-FIS S.A.)("CVC"),
Idamante S.A r.l. (a shareholder of the Issuer that is owned by funds affiliated with Cinven Limited)("Cinven"), the funds managed by Oak Hill Capital Management, LLC that are shareholders of the Issuer ("OHCM"), Vigorous Investment Pte Ltd ("Vigorous" and collectively with CVC, Cinven and OHCM, the "Sponsors"), the GSAM Funds, OHA Avaero Holding S.A r.l.(a shareholder of the Issuer owned by funds affiliated with Oak Hill Advisors, L.P.)("OHA"),Fourth Cinven (Railpen
2011) Co-Investment Limited Partnership ("Railpen 2011"), Universities Superannuation Scheme Limited ("USS" and collectively with the GSAM Funds,
OHA and Railpen 2011, the "Syndicatees"),and the limited partnerships affiliated with Agraffe No.2 Limited that are shareholders of the Issuer.

The Shareholders Agreement provides the Sponsors, among other things, certain rights related to board nominations and observers, board committee appointment rights, approvals over certain actions taken by the Issuer and registration rights. Initially, the Issuer's board will consist of 11 members. Pursuant to the Shareholders Agreement, each of CVC, Cinven and OHCM (collectively, the "Majority Sponsors") will have the right to nominate two members to the Issuer's board of directors (the "Board") so long as such Majority Sponsor and its Syndicatees hold at least 10% of the Issuer's then-outstanding
Common Shares (the "Outstanding Shares") and one member so long as it and its Syndicatees hold at least 5% of the Outstanding Shares (collectively, the "Majority Sponsor Directors"). In addition, any
Sponsor holding (together with its Syndicatees) at least 2.5% of the Outstanding Shares will have the right to appoint an observer to the Board and each committee of the Board, so long as such Sponsor does not have a Majority Sponsor Director appointed as provided above.
At such time as a Majority Sponsor loses its right to nominate one of its two directors by falling below the 10% ownership threshold, the Board will correspondingly be reduced in size to a minimum of eight directors. At such time as a Majority Sponsor loses its right to nominate its remaining director by falling below the 5% ownership threshold, the vacancy will be filled as provided in the Issuer's memorandum and articles of association. The remaining members of the Board will initially consist of two members of management (the "Management Directors") and three independent directors.

The Shareholders Agreement also provides that each Sponsor and Syndicatee party thereto will take all action necessary to cause the Majority Sponsor Directors and the Management Directors to be elected or re-elected, including, if requested by a Majority Sponsor, by calling and holding such meetings of the shareholders as may be necessary, and the Issuer will not take any actions that are inconsistent with the intent and purpose of the foregoing nomination rights. Each Sponsor and each Syndicatee has committed under the terms of the Shareholders Agreement to vote all of the Outstanding Shares held by it to cause the election or re-election of the Majority Sponsor Directors and the Management Directors.


In addition, the Shareholders Agreement provides that so long as the Sponsors hold at least 25% of the outstanding Common Shares, certain corporate matters require the approval of Sponsors holding a majority of the Common Shares then held by the Sponsors. If such approval is not obtained, each Sponsor and Syndicatee is required to vote against the matter's approval.

The Shareholders Agreement is filed as Exhibit 10.21 to Amendment No. 5 to Form F-1 Registration Statement filed with the SEC on December 1, 2014 and the description of the Shareholders Agreement contained herein is not complete and is qualified in its entirety by the terms thereof.

As a result of being a party to the Shareholders Agreement, the GSAM Funds may be deemed to be members of a "group" with the other Sponsors and Syndicatees that are parties to the Shareholders Agreement for purposes of Section 13(d) under the Securities Exchange Act of 1934. The share ownership reported herein for the GSAM Funds does not include any of the Issuer's Common Shares beneficially owned by the other parties to the Shareholders Agreement. Each of the GSAM Funds disclaims beneficial ownership of any of the Issuer's Common Shares beneficially owned by the other parties to the Shareholders Agreement.

                                                                  EXHIBIT (99.3)

                                POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Dan Deluca, Jeremy Kahn and Brian Bae (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-
fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories,hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates. The Company has the unrestricted right to unilaterally revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of November 30, 2012.



GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By:/s/ Ellen R. Porges
____________________________
Name:  Ellen R. Porges
Title: General Counsel


                   DESIGNATION OF ADDITIONAL ATTORNEY-IN-FACT

KNOW ALL PERSONS BY THESE PRESENTS that Jeremy Kahn, a duly appointed attorney-in-fact of GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") , pursuant to that Power of Attorney dated November 30, 2012 (the "POA"), does hereby designate Veruna Stanescu, Lee Tryhorn and Leo Herskovich, employees of the Company, as additional attorneys-in-fact, with the same authority to act as provided to the undersigned and the other to the to the undersigned and the other attorneys-in-fact named in the POA.

This Designation of Additional Attorney-in-Fact (this "Designation") shall not affect the continued power of the undersigned or the other named attorneys-in-fact to act under the POA to the full extent permitted thereby. This Designation shall remain in full force and effect until either it or the POA is revoked in writing by the Company, or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of April 21, 2015.


GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By:   /s/ Jeremy Kahn
____________________________
Name: Jeremy Kahn
Title: Attorney-In-Fact